Exhibit 3.2

Execution Copy

AMENDMENT NO. 1 TO GOVERNANCE AGREEMENT

This Amendment No. 1 to the Governance Agreement (this “Amendment”) is made as of February 20, 2015, by and among Intelsat S.A., a Luxembourg société anonyme, RCS Luxembourg B162135 (the “Company”), and Serafina S.A., SLP III Investment Holding S.à r.l., and David McGlade (collectively, the “Shareholders”), for the purpose of amending the Governance Agreement (the “Initial Agreement”), dated as of April 23, 2013.

WHEREAS, Section 5.05 of the Initial Agreement permits the amendment of the Initial Agreement upon the conditions set forth therein and the Company and each of the Shareholders desire to amend the Initial Agreement as set forth herein.

NOW, THEREFORE, in consideration of the mutual covenants and agreements contained herein and for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Initial Agreement is amended as of the date hereof as follows:

1. Defined Terms. Capitalized terms used and not otherwise defined in this Amendment shall have the respective meanings given them in the Initial Agreement.

2. Amendment of Initial Agreement. Section 1.02(a)(i)(1) is hereby deleted and replaced in its entirety with the following:

“the executive chairman of the Company, or, if there is no executive chairman, the chief executive officer of the Company, who shall be nominated for election to the Board by a majority of the Directors then in office or, if the Board has delegated such authority, the nominating or similar committee of the Board;”

3. Miscellaneous.

3.1 Ratification and Confirmation. Except as expressly amended hereby, the Initial Agreement shall in all respects continue in full force and effect and the parties ratify and confirm that they continue to be bound by the terms and conditions thereof.

3.2 Governing Law. This Amendment shall be governed by and construed in accordance with the laws of the State of New York applicable to contracts made and to be performed entirely within such State.

3.3 Counterparts. This Amendment may be executed in two or more counterparts (including by facsimile or pdf format), each of which shall be deemed an original and all of which together shall be considered one and the same agreement.

3.4 Severability. In the event that any part or parts of this Amendment shall be held illegal or unenforceable by any court or administrative body of competent jurisdiction, such determination shall not affect the remaining provisions of this Amendment, which shall remain in full force and effect. If legally permitted, the unenforceable provision will be replaced with an enforceable provision that as nearly as possible gives effect to the parties’ intent.

* * * * *

IN WITNESS WHEREOF, the parties hereto have executed this Amendment as of the date first above written.

INTELSAT S.A.

By:	/s/ Michelle V. Bryan
Name: Michelle Bryan
Title: Executive Vice President, General Counsel, CAO and Secretary

SERAFINA S.A.

By:	/s/ Pierre Stemper	/s/ Naim Gjonaj
	Name: Pierre Stemper	Naim Gjonaj
	Title: Director	Director

SLP III INVESTMENT HOLDING S.ÀR.L.

By:	/s/ Karen M. King
Name: Karen M. King
Title: Manager

By:	/s/ Dr. Wolfgang Zettel
Name: Dr. Wolfgang Zettel
Title: Manager

/s/ David McGlade
David McGlade

Residence Address:

As set forth on the register of shareholders of Intelsat S.A.